May 31, 2013

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey P. Riedler, Assistant Director
Daniel Greenspan, Legal Branch Chief
Karen Ubell, Staff Attorney
Bryan Pitko, Staff Attorney
Gus Rodriguez, Accounting Branch Chief
Sasha Parikh, Staff Accountant

Re:	NanoString Technologies, Inc.
Registration Statement on Form S-1
Filed May 20, 2013
File No. 333-188704

Ladies and Gentlemen:

On behalf of NanoString Technologies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 29, 2013, relating to the Company’s Registration Statement on Form S-1 (File No. 333-188704) filed via EDGAR on May 20, 2013 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.

Prospectus Summary, page 1

1.	You disclose on page 13 that “the FDA communicated, among other things, that we would need to provide further support before the FDA could determine whether the pending 510(k) application, if cleared, would allow us to include risk of recurrence, or ROR, score and three distinct risk groups in patient reports for all patients tested. If Prosigna is not cleared by the FDA to indicate a specific ROR score or if Prosigna is limited to classifying patients into high/low risk of recurrence only, the prognostic information provided by Prosigna and our ability to differentiate our test from alternatives may be adversely affected within the United States.” Please expand your disclosure on page 2 to include a description of the concerns communicated by the FDA and how the requirement to provide further support in order to include the ROR score may affect your projected timeline for launch of Prosigna in the United States. Further, please add to your bulleted summary risk factors to highlight this risk.

Securities and Exchange Commission
May 31, 2013

In response to the Staff’s comment, the Company proposes to revise the disclosure on pages 12 and 13 of the Registration Statement as follows in connection with its next submission of an amendment to the Registration Statement (deleted language shown in ~~strike though~~ and added language underlined):

“If we do not obtain regulatory clearance or approval to market our products for diagnostic purposes, we will be limited to marketing our products for research use only. In addition, if regulatory limitations are placed on our diagnostic products our business and growth will be harmed.

We recently obtained a CE mark for our first diagnostic product, Prosigna, which permits us to market that assay for diagnostic purposes in Europe, and we intend to seek regulatory authorization in other countries outside of the United States. In Europe, Prosigna can be used to provide a subtype classification based on the fundamental biology of an individual’s breast tumor, as well as a prognostic score that indicates the probability of cancer recurrence over 10 years. In February 2013, we commercially launched Prosigna in Europe and Israel, but we do not have regulatory clearance or approval to market any other product for diagnostic purposes or to market Prosigna for diagnostic purposes in any other market. Other than with respect to Prosigna in such jurisdictions, we are limited to marketing our products for research use only, which means that we cannot make any diagnostic or clinical claims. We intend to seek regulatory authorizations in other jurisdictions to market Prosigna for diagnostic purposes; however, we cannot assure investors that we will be successful in doing so. In December 2012, we submitted an application, known as a 510(k), to the FDA seeking clearance in the United States for a version of Prosigna providing an assessment of a patient’s risk of recurrence for breast cancer. In March 2013, we received a written response from the FDA requesting additional information for its review of our 510(k) submission. In the FDA’s March 2013 written response to our 510(k) submission, the FDA communicated, among other things, that we would need to provide further support before the FDA could determine whether the pending 510(k) application, if cleared, would allow us to include a risk score and three distinct risk groups in patient reports for all patients tested. In May 2013, we submitted an initial ~~partial~~ response to the FDA’s request for additional information and ~~scheduled a submission issue meeting~~ met with the FDA to discuss our ~~partial~~ response. In this meeting, we discussed, among other issues raised by the FDA, the specific elements and format of a potential report generated by Prosigna, including the appropriate name for the risk score, the appropriate graphic presentation of the risk score, and, specifically for the potential report for node-positive patients, the numerical range of the risk score and the appropriate number of risk groups. We cannot guarantee that we will obtain clearance. For example, even though the results of our clinical studies that used samples from the ATAC study and the ABCSG8 study of postmenopausal women with hormone receptor-positive, or HR+, early stage breast cancer were favorable, there is no guarantee that any future studies will be successful or that the FDA will provide clearance of Prosigna based on the studies we have completed. If the FDA requires additional studies, we may be required to expend considerable resources to conduct them, which would greatly increase our costs, divert resources away from other programs and halt or delay the path to commercialization. If we do not obtain such clearance, we will be limited to marketing our products for research use only within the United States. In addition, even if we obtain clearance for Prosigna, the prognostic information ultimately reported could be limited. For example, if we do obtain clearance from the FDA to market Prosigna in the United States, the test may be limited to classifying patients into categories according to the risk of recurrence of breast cancer, such as high/intermediate/low risk or high/low

Securities and Exchange Commission
May 31, 2013

risk. ~~In the FDA’s written response to our 510(k) submission, the FDA communicated, among other things, that we would need to provide further support before the FDA could determine whether the pending 510(k) application, if cleared, would allow us to include risk of recurrence, or ROR, score and three distinct risk groups in patient reports for all patients tested.~~ If Prosigna is not cleared by the FDA to indicate a specific ~~ROR~~ risk score or if Prosigna is limited to classifying patients into high/low risk of recurrence only, the prognostic information provided by Prosigna and our ability to differentiate our test from alternatives may be adversely affected within the United States. Similarly, if we do not obtain regulatory clearance or approval of future products or future indications for diagnostic purposes, for instance approval to allow for reporting of the subtype classification based on the fundamental biology of an individual’s breast cancer, if unexpected regulatory limitations are placed on our products or if we fail to successfully commercialize such products, the market potential for our diagnostic products would be constrained, and our business and growth prospects would be adversely affected.”

In addition, the Company proposes to revise the bulleted summary risk factor on page 6 of the Registration Statement as follows in connection with its next submission of an amendment to the Registration Statement (deleted language shown in ~~strike though~~ and added language underlined):

“Approval and/or clearance by the FDA and foreign regulatory authorities for our diagnostic tests will take significant time and require significant research, development and clinical study expenditures, may result in a clearance that does not allow us to differentiate our diagnostic tests, including Prosigna, from alternatives and ultimately may not succeed.”

The Company respectfully draws the Staff’s attention to the revised disclosure it has prepared in response to Comment No. 4. Furthermore, the Company respectfully advises the Staff that its May 2013 meeting with the FDA was designed to address the issues raised by the FDA in its March 2013 written response to the Company’s 510(k) submission. As of the date of this letter, the Company does not believe that it will be required to provide the FDA with any material additional support for its submission or that the timing for launch of Prosigna in the United States will be affected by the Company’s interactions with the FDA. Until the FDA’s disposition of the Company’s 510(k) submission is complete, the Company cannot be certain regarding the outcome of such disposition (a risk that it addresses at length in the Registration Statement). As a result, the Company respectfully submits that further revisions to the Registration Statement would not materially enhance a reader’s understanding of its interactions with the FDA and that additional disclosure could create a false impression regarding the certainty of the disposition of its 510(k) submission.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations, page 44

Operating Expenses

Research and Development, page 47

2.	You disclose that in February 2013 you secured an option from a customer to acquire an exclusive worldwide license for a gene signature and that the arrangement may include upfront, milestone, or annual cash payments and revenue-based royalties. Please disclose how you have accounted for the option to acquire the license.

Securities and Exchange Commission
May 31, 2013

In response to the Staff’s comment, the Company proposes to revise the disclosure on page 48 of the Registration Statement as follows in connection with its next submission of an amendment to the Registration Statement (deleted language shown in ~~strike though~~ and added language underlined):

“We expect to license additional molecular diagnostic rights as part of our strategy to develop additional diagnostic products. For example, in February 2013 we secured an option from a customer to acquire an exclusive worldwide license for a gene signature that could be used, after appropriate regulatory authorization, to identify patients with cirrhosis who are at highest risk of developing the most common type of liver cancer, HCC, and to determine whether a patient who has been diagnosed with HCC is likely to have a recurrence. The related option fee was expensed in the first quarter of 2013. Such arrangements may include upfront, milestone or annual cash payments and revenue-based royalties. We believe that our continued investment in research and development is essential to our long-term competitive position and expect these expenses to increase in future periods.”

The Company respectfully advises the Staff that its accounting for costs incurred to acquire a license to technology will depend on the stage of development of the technology. Costs incurred to acquire a license to technology that has been approved for use (or is to be incorporated into technology that is approved for use) may be capitalized if the Company determines that there is a probable future benefit, while costs incurred to acquire a license to a technology that has not been approved for use or for which the Company does not determine that there is a probable future benefit are expensed.

March 2013 Valuation, page 65

3.	You disclose on page 65 that the fair value of your stock options was $.28 per share based on the March 2013 valuation. However, in the table on page 66 you disclose that the fair value of the 2,624,000 in stock options issued on March 1, 2013 was $.21 per share. Please clarify why you used an estimated fair value of $.21 per share instead of $.28 per share for the stock options issued on March 1, 2013 or revise accordingly. Please also revise the table, if necessary, on page 66 to indicate the intrinsic value of the shares issued on March 1, 2013. In addition, you valued the options granted on May 13, 2013 at the $0.28 March 2013 valuation price noting that particular emphasis was given to the absence of changes to your business that had not already been contemplated by the March 2013 valuation. Please revise to disclose the changes to your business from the March 2013 valuation to the May 2013 fair value that appears to have resulted in an increase in the fair value of your stock.

The Company respectfully advises the Staff that the most recent valuation report available to its board of directors on March 1, 2013, the date on which it granted options to purchase 2,624,000 shares of its common stock, was the one conducted as of December 31, 2012. The final version of such report was delivered to the Company on January 31, 2013, 28 days prior to the March 1, 2013 grant date. As disclosed on page 65 of the Registration Statement, in establishing the fair value of the Company’s common stock for the March 2013 option grants, particular emphasis was given to the absence of changes to the Company’s business that had not already been contemplated at the time the December 2012 valuation report was delivered, the poor performance of a diagnostics company’s recent initial public offering and the postponement and withdrawal of two other diagnostics companies’ initial public offerings and the continued uncertainty regarding the impact of the sequestration budget cuts on the Company’s 2013

Securities and Exchange Commission
May 31, 2013

financial performance. The Company would draw the Staff’s attention to the methodology used for determining the fair value of the Company’s common stock as of December 31, 2012 on pages 64 and 65 of the Registration Statement.

Similarly, the most recent valuation report available to its board of directors on May 13, 2013, the date on which it granted options to purchase 624,000 shares of its common stock, was the one conducted as of March 31, 2013. A substantially final version of such report was delivered to the Company on May 7, 2013, six days prior to the May 13, 2013 grant date. The Company would draw the Staff’s attention to the disclosure regarding the methodology used for determining the fair value of the Company’s common stock as of March 31, 2013 on page 65 of the Registration Statement. The principal drivers of the difference in the fair valuation determination as of December 31, 2012 and March 31, 2013 were (i) increasing the weighting of the PWERM from 50% to 65% and (ii) decreasing the lack of marketability discount from 25% to 15%. Both of these changes were a function of the Company’s evolving expectations regarding the probability of successfully completing an initial public offering in the near term. As disclosed on page 65 of the Registration Statement, in establishing the fair value of the Company’s common stock for the May 2013 option grants, particular emphasis was given to the absence of changes to the Company’s business that had not already been contemplated at the time the March 2013 valuation report was delivered, i.e., shortly before the option grants in question.

In light of the Company’s and the lead underwriters’ evolving views regarding the probability of successfully completing an initial public offering in the near term, the Company assessed its estimates of fair value of its common stock for financial reporting purposes as of March 1 and May 13, 2013. Following such assessment, the Company determined that for financial reporting purposes the fair value of its common stock was higher than the board of directors’ fair market value estimates for each of the option grant dates of March 1, 2013 and May 13, 2013. Specifically, with respect to the March 1, 2013 option grants, the Company determined that for financial reporting purposes it was appropriate to adopt the valuation suggested by the March 2013 valuation, which resulted in a fair value per share of common stock equal to $0.28. In addition, with respect to the May 13, 2013 option grants, the Company determined that for financial reporting purposes it was appropriate to reassess certain assumptions that were made in the March 2013 valuation. As a result of such reassessment, with respect to the May 13, 2013 option grants the Company increased the relative weighting of the PWERM from 65% to 90% and decreased the discount for lack of marketability from 15% to 10%, which resulted in a fair value per share of common stock equal to $0.38.

As a result, the Company proposes to revise the table on page 66 of the Registration Statement as follows in connection with its next submission of an amendment to the Registration Statement (deleted language shown in ~~strike though~~ and added language underlined):

Grant Date	Common Shares Underlying Options Granted	Exercise Price Per Share	Fair Value Per Common Share for Financial Reporting Purposes at Grant Date	Intrinsic Value Per Underlying Common Share
March 1, 2012	23,387,500	$0.06	$0.07	$0.01
March 26, 2012	1,248,000	0.06	0.07	0.01
April 19, 2012	2,802,000	0.06	0.08	0.02
May 25, 2012	3,418,000	0.06	0.09	0.03
July 17, 2012	719,000	0.06	0.10	0.04
September 17, 2012	50,000	0.06	0.13	0.07
October 16, 2012	4,028,000	0.16	0.16	—
January 10, 2013	6,817,000	0.21	0.21	—
March 1, 2013	2,624,000	0.21	0.~~21~~28	—0.07
May 13, 2013	624,000	0.28	0.~~28~~38	—0.10

Securities and Exchange Commission
May 31, 2013

Additionally, the Company proposes to revise the disclosure on page 66 of the Registration Statement as follows in connection with its next submission of an amendment to the Registration Statement (deleted language shown in ~~strike though~~ and added language underlined):

“In ~~establishing~~ determining the fair value of our common stock for the purpose of establishing the exercise price for the March 2013 option grants, our board of directors gave particular emphasis ~~was given~~ to the absence of changes to our business that had not already been contemplated by the December 2012 valuation and option grants in January 2013, the poor performance of a diagnostics company’s recent initial public offering and the postponement and withdrawal of two other diagnostics companies’ initial public offerings and the continued uncertainty regarding the impact of the sequestration budget cuts. In ~~establishing~~ determining the fair value of our common stock for the purpose of establishing the exercise price for the May 2013 option grants, our board of directors gave particular emphasis ~~was given~~ to the absence of changes to our business that had not already been contemplated by the March 2013 valuation.

In connection with the preparation of an amendment to the registration statement of which this prospectus forms a part in late May 2013, we assessed the estimate of fair value of our common stock for financial reporting purposes as of March 1 and May 13, 2013 in light of our evolving views regarding the probability of successfully completing an initial public offering in the near term and determined that for financial reporting purposes the fair value of our common stock as of such dates was higher than the board of directors’ fair value estimate for the option grant as of such dates. With respect to the March 1, 2013 option grants, for financial reporting purposes we adjusted the fair value per common share as of March 1, 2013 to be consistent with the $0.28 per share value suggested by the March 2013 valuation. With respect to the May 13, 2013 grants, although there was no significant change in our business that had not already been contemplated by the March 2013 valuation, we determined that it was appropriate to adjust certain assumptions contained in the March 2013 valuation. Specifically, we increased the relative weighting of the PWERM from 65% to 90% and decreased the discount for lack of marketability from 15% to 10%. As a result for financial reporting purposes we adjusted the fair value per common share as of May 1, 2013 to be $0.38.”

The Company advises the Staff on a supplemental basis that its retrospective analysis for financial reporting purposes resulted in an increase in stock-based compensation of approximately $3,100 for the three months ended March 31, 2013, which the Company respectfully submits to the Staff is not material.

Securities and Exchange Commission
May 31, 2013

Business, page 71

Prosigna in the United States, page 92

4.	Please expand your disclosure to describe the “further support” you may be required to provide to the FDA regarding your 510(k) application. Indicate whether such support is readily available or whether it would require further studies by the company, including an estimate of the timing to generate this information.

In response to the Staff’s comment, the Company proposes to revise the disclosure on page 92 of the Registration Statement as follows in connection with its next submission of an amendment to the Registration Statement (deleted language shown in ~~strike though~~ and added language underlined):

“In December 2012, we submitted an application, known as a 510(k), to the FDA seeking clearance in the United States for a version of Prosigna providing an assessment of a patient’s risk of recurrence for breast cancer. In March 2013, we received a written response from the FDA requesting additional information for its review of our 510(k) submission. A request for additional information is common following an initial 510(k) submission. In May 2013, we submitted an initial ~~partial~~ response to the FDA’s request for additional information and met ~~scheduled a submission issue meeting~~ with the FDA to discuss our ~~partial~~ response. If the FDA clears Prosigna, we intend to launch Prosigna in the United States promptly following receipt of such clearance. We are currently planning for this commercial launch in the first quarter of 2014. For this clearance, we are pursuing an intended use as a prognostic indicator for distant recurrence free survival at 10 years in postmenopausal women with HR+ early stage breast cancer treated with adjuvant endocrine therapy alone, when used in conjunction with other clinicopathological factors. We are seeking an intended use in patients with node-negative disease and patients with node-positive (between one and three affected nodes) disease. To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating to the FDA’s satisfaction that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a previously 510(k) cleared device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for submission of PMA applications. The previously cleared device is known as a predicate. For additional information about the FDA’s 510(k) clearance process, please see the section of this prospectus captioned “Business — Government Regulation.” Based on pre-submission interactions with the FDA and the FDA’s written response to our 510(k) submission, we expect Agendia’s MammaPrint to serve as the legally marketed predicate that would enable us to market a version of Prosigna in the United States that, if cleared, would provide an assessment of a patient’s risk of recurrence for breast cancer, but not the patient’s intrinsic subtype. In the FDA’s written response to our 510(k) submission, the FDA communicated, among other things, that we would need to provide further support before the FDA could determine whether the pending 510(k) application, if cleared, would allow us to include a risk ~~the ROR~~ score and three distinct risk groups in patient reports for all patients tested. In our recent meeting with the FDA, we discussed, among other issues raised by the FDA, the specific elements and format of a potential report generated by Prosigna, including the appropriate name for the risk score, the appropriate graphic presentation of the risk score, and, specifically for the potential report for node-positive patients, the numerical range of the risk score and the appropriate number of risk groups. If we obtain ~~such~~ clearance from the FDA, we expect Prosigna to be competitive with other products that are currently available in the United States given the advantages demonstrated by our TransATAC and ABCSG8 clinical studies. In the future, we plan to submit a separate application for approval to report intrinsic

Securities and Exchange Commission
May 31, 2013

subtype. If we obtain approval to report intrinsic subtyping from the FDA, we expect our competitive position in the United States will be enhanced. We expect that this future application will require a PMA supported by additional clinical studies.”

In addition, the Company respectfully draws the Staff’s to its response to Comment No. 2.

Expanding Clinical Utility of the Prosigna Breast Cancer Assay, page 97

5.	Please disclose whether NanoString will bear any of the costs for the RxSPONDER and OPTIMA trials and, if so, how the costs of the trials will be allocated.

In response to the Staff’s comment, the Company proposes to revise the disclosure on page 98 of the Registration Statement as follows in connection with its next submission of an amendment to the Registration Statement (deleted language shown in ~~strike though~~ and added language underlined):

“In the future, we do intend to participate in prospective clinical studies that require recruiting new patients. Thus far, we have accepted invitations to participate in two such prospective studies that are being organized and sponsored by cooperative groups. We are not and do not expect to be financially responsible for conducting either trial; however, we may provide in-kind support through the contribution of Prosigna in vitro diagnostic kits or sale of kits at a discounted price. These studies are:”

*  *  *  *  *

Securities and Exchange Commission
May 31, 2013

Please direct your questions or comments regarding the Company’s responses to Bryan King at (206) 883-2535. Thank you for your assistance.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Bryan King
Bryan King

Enclosures

cc (w/encl.):	R. Bradley Gray
James A. Johnson
NanoString Technologies, Inc.
Alan F. Denenberg
Davis Polk & Wardwell LLP
Stephen Sommerville
PricewaterhouseCoopers LLP